Beer Church Brewing Company

Craft brewery concept based in founder-purchased, civil-war era church

Award-winning brewer signed on as Head Brewer

Brewery buildout underway; scheduled open Sept 2016

Message Share

Craft Beer
New Buffalo, MI
Full Review

Current Fundraise Summary

Ask a question

Beer Church Brewing Company is currently pursuing a revenue share fundraise. Please make your investment decision based upon the investment terms that have been provided.

Summary | Financials | Funding | How it works

Fundraise Summary

Security Type	Revenue share
Equivalent Interest Rate	21.53%
Target Term	3.5 years
Payment Frequency	Monthly beginning when the brewery opens
Minimum Investment	$500
Investor Eligibility	All Investors

Learn about investing in revenue share loans

Current Activity

$0 of interest

Target **$100 k**

Summary | Financials | Funding | Perks | How it works

Projected Cash Flow | Data | Full Chart | Assumptions



2017
2018
2019
2020

	Projected
12 Month Revenue	$822,272
Avg. Gross Margin	46.1%
Avg. EBITDA	17.2%
Avg. Monthly Revenue Growth	2.0%

	Projected
Minimum Cash Balance	$3,134
Expected Cash Runway	1 months
Revenue Begins	in month 2
12 Month Debt Coverage	79.5%

Financial projections are for illustrative purposes only, subject to certain risks of the business and may not be achieved. Projections only contemplate projected cash flows and are therefore unaudited and not formulated in accordance with US Generally Accepted Accounting Principles. Consult the investment materials for more information on business specific risks and a discussion of the key risks that may impede the achievement of the revenue forecasts presented. There is no guarantee that an investment may achieve any level of return. Review our Risks of Investing before making an investment decision.

	Aug '16 to Jul '17	Aug '17 to Jul '18	Aug '18 to Jul '19	Aug '19 to Jul '20
Inflows				
Revenues	$822,272	$1,371,816	$1,710,877	$1,940,382
Investment / Loan	$100,000	-	-	-
Total Inflows	$922,272	$1,371,816	$1,710,877	$1,940,382
Outflows				
Cost of Goods Sold	$472,005	$761,157	$910,774	$1,009,043
Other Operating Expenses	$247,197	$387,542	$493,346	$560,969
Revenue Share Payments	$24,668	$41,154	$51,326	$32,851
Capital Expenditures	$94,830	-	-	-
Payments on Other Outstanding Loans	$42,416	$32,584	-	-
Taxes	-	$41,051	$65,630	$83,134
Localstake Fees	$5,944	$412	$513	$329
Total Outflows	$887,060	$1,263,899	$1,521,590	$1,686,326

Net Cash	$35,212	$107,916	$189,287	$254,056
Closing Cash Balance	$35,212	$143,129	$332,416	$586,472

Key Assumptions Used in this Analysis

Industry Pizzeria Data:

- The average independent pizzeria makes $384,524 in revenues per year, although there is great variance in revenue amounts. *Source: 2016 Pizza Power Report*
- There was a 5.01% decrease in revenues among independent pizzerias in 2014. *Source: 2016 Pizza Power Report*
- Independent pizzerias have an average gross margin between 25 and 35%. *Source: PMQ Pizza Magazine*
- Independent pizzerias have an average profit margin of 7%. *Source: Small Business Chronicle*

Research conducted by Wonder. All statements herein attributable to Wonder (Askwonder.com) ("Wonder") represent Localstake's interpretation of data, research or viewpoints published as part of a paid service by Wonder, and have not been reviewed by Wonder. Each Wonder publication speaks as of its original publication date (and not as of the date of this posting.

Industry Brewpub Data:

- The average brewpub brews about 777 barrels of beer per year, which brings in, on average $850 per barrel, or expected total revenue of $660,419 from brewpub beer sales. *Sources: Brewer's Association* and Soundbrew
- There was a 12.8% increase in revenues in the craft beer industry in 2015. *Source: Brewer's Association*
- Craft breweries have an average gross margin between 50 and 70%.*Source: Brewbound*
- Small craft breweries tend to have operating margins in the low-to-mid single digits. *Source: Crafting a Strategy*

BCBC Specifics:

- Average revenues of $1.575M per year over the next 5 years.
- Average annual revenue growth is projected at 34% per year as the company gains market share.
- The company is expected to reach an average gross margin of 45%.
- The company is expected to reach an average operating margin of 17%.

- It was assumed that future potential capital expenditure decisions outside of the first 12 months of operations will be reassessed based upon available cash (for example, a planned expenditure on additional equipment today will not occur if sufficient cash flows are not available.
- For this analysis, it is assumed that the Company closes $100k in revenue share financing.

Projected cash flows are created using Company data, industry data, and other Localstake proprietary data. Learn more about the process of creating projected cash flows. Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably.

Please review the Offering Materials for a full description of the risks to be considered when assessing the ability of the Company to continue to achieve these projections, including, but not limited to: a limited operating history, lack of market acceptance, loss of key partners, and changes in demand for the service. Review our Risks of Investing before making an investment decision.

Localstake Marketplace LLC expressly disclaims any representation or warranty regarding responsibility for any forward looking statements contained herein. There is no guarantee of a return or any guarantee that a specific return will be achieved.

This overview of current capital needs and other financings includes funding raised outside of the Localstake platform. Funding raised or looking to be raised through Localstake will be denoted as the source of funds in the details of each item listed.

$100,000 of Current Capital Needs

Location/Buildout	**$95,000**

$60,100 from Previous Fundraises

Localstake (Private Offering)	**$50,000**

Status	Planned
Source	Localstake
Description	Our award-winning Construction Management firm, Lee Companies, suggested we think bigger. "Instead of hiding those beautiful stainless-steel brewing tanks in the basement, why not go Louvre?" asked Pat Lee, President of Lee Companies. The brilliant idea allowed for larger brewing tanks under glass on adjacent pastoral Beer Church Gardens, juxtaposed, much like the Louvre—or Soldier Field in Chicago for that matter—against the historic old-world architecture of the church. Patrons would be able to imbibe outside in the beer garden while gazing upon the actual brewing happening before them under modern glass, contrasting with the aesthetics (and bell!) of the Civil War in bas-relief. Add in the backdrop of a resort town on the shores of Lake Michigan and you get the bucolic picture. But like most Big Ideas, it would require Bigger Funding. That's when Ryan Flynn, Co-Founder of Localstake, figured out how Beer Church could follow its recent successful $50K raise with a second round—think milestone funding approach—focusing on the newly added concept of the "Brewhouse Louvre" and taking advantage of new Title III opportunities, allowing for the megaphone of Social Media to come into play.

Localstake Fees	$5,000
Status	Planned
Source	Localstake
Description	Expected placement fees to be paid to Localstake

Source	Localstake
Structure	Private Offering
Date Closed	March 31, 2016 at 12:00 am

Founders (Equity)	$10,100
Source	Founders
Structure	Equity
Date Closed	December 31, 2015 at 12:00 am

Offering Materials

- BBHC Introduction and Disclosures.pdf
- BBHC Revenue Sharing Agreement.pdf
- BBHC Officers Certificate.pdf
- BBHC Financial Disclosures.pdf
- BBHC Subscription Agreement.pdf
- BBHC Form C.pdf

You may download these documents for your own use

Investment Perks

Expires 06/30/2017 | $50,000.00

Sainthood and Immortality

A stained glass window panel will be added in the Beer Church with you depicted, performing the miracle of your choice. + 2 more opening night tickets.

Commit $50,000 or more to qualify

Expires 06/30/2017 | $25,000.00

A Beer Named After You!

We'll figure out what beer would best befit you and put you on tap for a seasonal round. Your beer is free to you as long as it remains on tap! + 2 more opening night tickets.

Commit $25,000 or more to qualify

Expires 06/30/2017 | $10,000.00

Your Own Party, Like It's 1999

Private party with up to 25 of your best friends – the place is yours for the night. We will be your humble servant, cooking, brewing, and serving; everything is on the house.

Commit $10,000 or more to qualify

Expires 06/30/2017 | $5,000.00

Founding Member inclusion in Roll of Beer Church Elders

Your name commemorated in the Pulpit + free birthday beers, along with ringing in from the belfry + 2 extra opening night tickets.

Commit $5,000 or more to qualify

Expires 06/30/2017 | $1,000.00

2 Tickets to Opening Night

Before we open the doors to the unwashed masses we will roll a red carpet down the stairs and invite you to walk up and have a beer or 5 and pizzas + small plates on us.

Commit $1,000 or more to qualify

Summary Financials Funding Perks How it works

Revenue share loan investing explained

How it works: Investors loan funds in return for sharing a percentage of cash received from every sale made by the business until they earn a maximum return.

Use this simplified calculator to become more familiar with the mechanics of a revenue share loan and how it compares to a more traditional debt instrument.

How much do you plan to invest? $ 500

How many years until the loan matures? 3 years

How much will investors be paid back? (multiple of amount raised) 1.05x amount invested

Calculate

Estimated Terms *as compared to a traditional interest-bearing loan*

	Localstake Revenue Share Loan	Comparable Traditional Loan
Equivalent Annual Interest Rate [1]	3.2%	
Total Payback	$525 ($25 in interest)	$525 ($25 in interest)
Payment Methodology	Fixed % of top-line revenues each month	Fixed payments of principal and interest
Monthly Payments [2]	Variable based on business revenue	$15
Amount Due at Maturity	Any outstanding amount needing paid to reach $525	$15 (the final month's fixed payment)

[1] The total interest paid back on the revenue share loan would equate to the total interest paid on a traditional loan with the same maturity date which had a 3.2% interest rate.

[2] Monthly payments are generally calculated as follows: (Total monthly revenue * Percentage of revenue shared) * (Your total investment / Total amount invested)

Learn about investing in revenue share loans at our Help Desk or get in touch with us.


BREWERY PROPOSED FOR HISTORIC CHURCH

Beer Church



Brewhouse Louvre Concept with Wynwood-style Art Installation Fencing



Brewhouse Louvre Concept Closeup



Brewhouse Louvre at Night


BREWERY

Beer Church by Day



Beer Church by Night


PONTIUS·PILATE·IPA
7.1%
.5L
BEER CHURCH
BREWING CO.

Pontius Pilate IPA, the first Beer Church Signature Beer



The adjacent lot that would soon become Beer Church Gardens.



Beer Church by Night



First sight of our bell in the belfry! If you hear it ringing, please commence beer drinking.


OLDEST
RELIGIOUS HOUSE
IN CONTINUOUS
USE
NEW BUFFALO
150th
1836
1986

Engraved right outside our door. We plan to continue the streak with our reverence for finest beer.



WEDNESDAY MAY 25, 2016 SPORTS BREAKING TRENDING OPINION BUSINESS SUBURBS

oatmeal stout and the Swayze Crazy. For many beer lovers, Arclight's highlights are the wood-aged sour beers.

Food: Bring your own.

Find it: 544 N. Main St., Watervliet, Mich.; 269-332-0718; **www.arclightbrewing.com**

What's next: More breweries are on the way for Berrien County in 2016: Beer Church Brewing (**www.beerchurchbrewing.com**) plans to open by late summer in a Civil War-era church in New Buffalo with a focus on bigger beers, especially IPAs, and with Tapistry's initial head brewer, Nate Peck, at the helm of the brewing operation; Watermark Brewing (**www.watermarkbrewing.com**) targets a mid-June opening in Stevensville; and Haymarket Brewing (**www.haymarketbrewing.com**), one of Chicago's most popular brewpubs, aims to open its production facility and taproom in a former Michigan State Police facility in Bridgman in August.

jbnoel@tribpub.com

Twitter @joshbnoel

The Chicago Tribune scooped our BIG hire.



The great Drew Fox of 18th Street Brewery giving Beer Church's two Owners a whole bunch of advice.


$100
Beer Card.
PONTIUS·PILATE·IPA
BEER CHURCH
BREWING CO.

Beer Church $100 Gift Card, also available in $50 denominations.



The guys at Original Gravity give us a preview of our 7 bbl system.



Commercial Restoration legend Pat Lee teaches us how to Open.


Fine Art Backgrounds

Art Installation Fencing and Huge Canvas Interior Art inspired by Lee Companies' environs.



One of the first Beer Church models which illustrated the potential for Wynwood-style Art Installation canvas on fencing.


Dad
Needs Beer!
$50 Beer Card.
Give Dad
Beer!
BEER CHURCH
BREWING CO.

Father's Day Gift Card Ad on Facebook, Twitter, Instgram, and Pinterest


PONTIUS·PILATE·IPA
BEER CHURCH
CustomInk.com

Pontius Pilate IPA T-Shirt


BEER CHURCH
BREWING CO.
Customink.com

Beer Church T-Shirt


BEER CHURCH
Wood Fire Pizzas
Small Plates
Insalata

Beer Church Menu Draft

Business Plan

Ask a question

So, the question is clearly not whether New Buffalo, MI, can support its own local brewpub; the question is which concept is worthy of the New Buffalo market which has the potential to drive tremendous demand for a high quality brewpub destination.

Our Beer Church Brewing Co. concept is the answer. Our beer pours only inside Beer Church proper or outside in good weather in pastoral Beer Church Gardens, keeping the boutique, small batch, fresh, local, and rare libations a destination experience similar to anticipating the blue horizon of Lake Michigan popping into view only as one drives far enough into town (the first contact of which, by chance, happens to begin at the horizon of Beer Church itself). Beer Church visitors will also be allowed to take home cans, bottles, and growlers of beer from a visit, along with logo'd merchandise. Of course, there is business method to such Beer Church rarity: beer is most profitable poured closest to the brewing source. All of our beers are poured for our guests at a target of > 40% margin, tank-to-tulip-glass via this strategy.

Yet, and this is where most craft brewers fail to fully monetize their market potential: Beginning in 2017, we expect that beer will only ever top out at 34% of revenues in a full year of F&B operations at Beer Church. The same captive audience that likely travelled for the boutique, small batch, fresh, local, and rare libations will equally be seduced gastronomically by the boutique, small batch, fresh, local, and rare Neapolitan pizzas cooking in under 90 seconds in the 1000° authentic wood-fired oven to be built by famed Italian pizzaiolo Roberto Caporuscio, he of world-renowned Keste on Bleecker St. NYC and Don Antonio Atlanta fame—to say nothing of Serious Pie Seattle and The Good Pie St. Louis, both of which he helped birth in a consulting model similar to what he will undertake with us. Neapolitan style pizza is crafted with the finest ingredients—Caputo flour, San Marzano tomatoes, and buffalo mozzarella cheese. The individual-sized pizzas measure a diameter of 11 inches, are slightly charred which adds a new layer of flavor and texture, and are typically eaten with a knife and fork. Our church ensures a spectacle with roaring fire all day and night juxtaposed by the 7 bbl Brewhouse in the Brewhouse Louvre within view.

There is business acumen in this arrangement as well; we expect our individual-sized-only authentic Neapolitan pizzas will cost $5 to make, and sell for $16, accounting for our highest revenue generator at a consistent 40%, which we project will eclipse the $1M mark alone in the Fall of Year 4. For the sake of efficiency, because it makes business sense, and because they are the same boutique, small batch, fresh, local, and rare ingredients that our customers would want on a small plate, our Small Plate selections will be driven by our current pizza offerings: the burrata made fresh daily in our kitchen, for example, would comprise the cheese for our pizzas but also make for a luxurious Small Plate, swimming in authentic olive oil from our friend Pierluigi's hillside orchard in Tuscany—or, in another example, the Kobe Wagu beef cuts that flavor a Kobe Pizza would also make for a juicy, delectable Small Plate, scorched for a few seconds just prior in the wood-fire—and we expect that our Small Plates will contribute 25% of the revenues at a consistent 50% margin.

The star of the show, however, may always be Beer Church itself. Our location will be the iconic Civil War era church lovingly overlooking downtown New Buffalo, Michigan, its white bell-tower spire unmistakable from all major roads leading into the resort city. Our planned restoration will include A stark juxtaposition will be struck by high-modern, eclectic furnishings to help convey the art that is eating and drinking well.

A most pastoral setting adjacent to the church will become Beer Church Gardens, with the green of the grass shadowed by the freshly whitened exterior of the church, allowing one to refresh oneself outdoors while gazing at the cupola that keeps watch over the lake. Here too a contrast will be provided by high-modern outdoor furnishings upon green grass, complemented by an a modern outdoor bar, and modern outdoor sculptured Brewhouse Louvre.

Our Founders, a Notre Dame Law Professor and the Chairman of a Forrester Top 20 Digital Marketing Agency, having spent the previous decade circling the globe in search of the world's finest wood fire Neapolitan pizzas and small batch handcrafted beers, have purchased the church and are readying to open September.

Read Less

Company | Industry | Product | Marketing | Employees | Customers | Location

Entity	Big Brother Holding Company, LLC
Entity Type	LLC
State Organized	Michigan
Founded	October 2014

Describe your company's organizational structure

A parent company, Beer Church Hospitality Group Inc., (incorporated in MI) wholly owns and oversees two subsidiary LLCs relating to Beer Church operations. One LLC, Big Brother Real Estate Holdings LLC is a MI registered company and owns the real estate and the building. Another LLC, Big Brother Holding Company LLC, is also a MI registered company and will serve as the operating company for Beer Church brewery and restaurant. In addition, Big Brother Holding Company LLC owns the liquor license. The owners of the parent company Beer Church Hospitality Group Inc. are John Lustina, Jane Simon, and Beer Church Hospitality Group Inc.401k plan. The amount of funding invested to date by the owners in all 3 related entities totals $745,803.22. These funds have been used for: the real estate purchase, architecture design and building renovation costs, the 3-way liquor license purchase and permits, and opening inventory and supplies.

Read Less

Comment on and upload any information regarding previous, current, or anticipated legal proceedings or regulatory issues

There are no previous, current or anticipated legal proceedings or regulatory issues against Beer Church or its legal entity Big Brother Holding Company LLC.

What is your competitive advantage?

Our brewpub will serve world-class small batch locally sourced craft beer, true Neapolitan style pizza, and locally sourced small plate appetizers. As a result, we will have a strategic advantage over all other competitors in the New Buffalo area. Our beer will be big, adventurous, and hoppy, happily mastered by an award-winning brewing hire significant enough to be first announced by the Chicago Tribune. The pizza will be a true Neapolitan style meeting the standards of the Naples, Italy, gods who invented and perfected it. The small plates will be seared over a wood fire and are designed to serve as an additional source of revenue for the prime meats and toppings we will use on the pizzas.

Read Less

DOCUMENTATION

Beer Church Pitch Deck - Revised.pdf.pdf

Company | Industry | Product | Marketing | Employees | Customers | Location

What are the legal and regulatory requirements in your industry?

We needed two liquor licenses to open - one from the federal government (TTB license) and one from the Michigan Liquor Control Commission (MLCC), both of which we now own. Additionally, the latter is a 3-way, which will also allow us to serve wine and spirits.

What market(s) are you in?

Exit 1 on the Michigan Beer Trail presents a currently untapped local brewpub Total Available Market (TAM) of 4,651,913, unique in size in the craft-beer-leading state of Michigan due to its drivable proximity to the adjacent market segments of Northwest Indiana, South Bend, Mishawaka, and Elkhart, yielding an annual Share Of Market (SOM) of 53,001, expected to contribute over $1M in revenue in a first full year of Food and Beverage operations to a New Buffalo Brewpub. Further, Exit 1 also uniquely offers the greater Chicago and Detroit combination SOMs of 34,077 annually, further accessible (even walk-able) via quad-daily Amtrack runs, potentially bringing another $400K with them into a NB Brewpub in first full year F&B operations.

Even more, this $1.4M adjacent market segment revenue potential unique to a New Buffalo brewpub obtains even without yet having tapped its own unique Summer Home market in the calculations, nor Casino travel indirect revenues benefitting from nearby Four Winds, both of which promise another $100K from the beginning year alone. This brings us to $1.5M in revenue in a first full year of F&B operations, without even counting revenues from New Buffalo residents themselves, nor Berrien County and what its 157,000 denizens would contribute. At little more than a half-percent growth in Market Penetration per year, revenues will approach $3.5M in Year 5, closing in on a $1M EBITA.

Read Less

Who are your competitors?

Restaurant Competitors

1. Brewster's Italian Cafe: Brewster's purports to serve wood-fired pizza, but there are several differences between their product and our planned product. First, Brewster's is styled as a more formal Italian restaurant, serving traditional style Italian food. While their pizza oven may be wood-fired, it is not a true Neapolitan style. Brewster's pizza is cooked at a much lower temperature and the dough is more of a cracker style than the spongy char of a Neapolitan crust. Further, Brewster's does not brew its own beer and has a limited selection of craft beer.

2. Villa Nova Pizzeria: This is a typical carry out pizza restaurant. Villa Nova serves up Sicilian style pizza right out of the old country—a style that is very different than Neapolitan pizza. Villa Nova's pizzas are thin crust and come in a variety of sizes. Patrons seeking fresh craft beer and Neapolitan style pizza would not visit Villa Nova Pizzeria.

3. Stray Dog: The Stray Dog is a very popular restaurant and bar in New Buffalo. It has a full bar service and also serves craft beer. Its food menu is very diverse and includes everything from fish tacos, to burgers, to pizza. It has a rooftop deck for outdoor dining. The Stray Dog, however, is not a good option for patrons seeking fresh craft beer and Neapolitan style pizza.

4. Casey's Bar and Grill: Casey's is a long-time New Buffalo standby restaurant that serves up items such as burgers, perch, and chicken. It has a limited selection of craft beer. Patrons seeking fresh craft beer and Neapolitan style pizza would not visit Casey's.

5. Stop 50 Pizzeria: Stop 50 Pizzeria is located in Michiana Shores, Indiana and it is the closest in style to our pizza. It is Neapolitan style, cooked wood fired over a 900 degree flame. While Stop 50 pizza is very good, patrons will prefer coming to our restaurant because we will have a greater variety of toppings and specialty pizzas. We will offer fresh burrata and bufalino cheese as topping options. Further, we will have more outdoor seating than Stop 50. Finally, while Stop 50 does have a few craft beers in bottles, they do not have any craft beer on tap.

Brewery Competitors

1. Greenbush Brewing Co.: Greenbush is located in Sawyer, Michigan. Greenbush has an extensive list of beers all brewed on site. They also feature BBQ food items and sandwiches. Although Greenbush is a good option for persons seeking craft beer, it is located 12 miles away from New Buffalo.

2. Shoreline Brewing Co.: Shoreline is located in Michigan City, Indiana. It has a large selection of beers brewed on site, and a varied food menu. It serves burgers, fish and chips, and sandwiches. Its beer is not highly rated by beer aficionados. Shoreline is also located approximately 12 miles away from New Buffalo.

Read Less

Company | Industry | Product | Marketing | Employees | Customers | Location

What is your product development timeline?

We are expecting to begin initial operations including opening Beer Church and Beer Church Gardens in September 2016.

Provide us with some background on your products and services.

The restaurant operations process begins with Italian specialty suppliers secured through the Roberto Caporuscio consulting relationship, allowing for delivery of fresh produce, meats, cheeses and other ingredients specific to true Neapolitan style pizza, though supplemented by local fresh produce, meats, and cheeses where quality, timing, pricing, and availability prove superior. A working blend of such is what will ultimately become our inventory, which we expect will be as fresh as possible, with a turnover every 4 days.

We will spend time preparing our inventory each morning before we open; we will make our own sauce from imported San Marzano tomatoes, make our own dough using imported Captuto "00" flour to VPN specifications, employing a 1-5 day cold rise, and slice all the ingredients fresh. All the food that gets prepped will go to the make line for the day, ready to quickly become pizza or small plates. Upon order, the pizzas will be made quickly, hand tossed, and placed in our special wood fire oven. Small plates will similarly be assembled for quick scorching in the wood fire oven. Once cooked in 90 seconds in all instances, our servers will bring our customers their food.

We believe our operations will add value in our customers' eyes because they will be able to view the spectacle of the pizza and small plate production process fresh from start to finish, culminating in the majesty of the wood fire. They will see the effort, the hand tossed dough, and the fresh ingredients, which go into their pizza or small plates. Our process is made to be watched and experienced where other places simply give you a quick slice or plate. Our process also involves using our inventory efficiently to keep food fresh and freshly prepared while other restaurants use highly processed ingredients, sauce from concentrate and generic recipes, along with frozen dough. During our first year of operations, we will serve an average of 9 pizzas and 11 small plates per hour.

The beer brewing process will be more behind-the-scenes, led by our award-winning head brewer, Nate Peck, though the 7 bright beer cooling tanks that flank the pulpit behind the bar will speak of the freshness of the beer to be poured straight from the source, having been brewed just within view in our 7 bbl system in the Beer Church Louvre gracing Beer Church Gardens. Nate brings existing hops and yeast suppliers relationships that are expected to turn weekly and grow from an initially one-to-two brews per week schedule, allowing for 7 beers on tap at all times. During our first year of operations, we will pour an average of 17 beers per hour.

Our brewery restaurant will seat 75 people inside and 75 people outside for a total of 150 capacity, and we expect to serve an average of 17 guests per hour in a Noon to Midnight schedule, which will require an 11% capacity average April through October and 23% November through March. We are expecting the special seasonality of New Buffalo (4X in-season to off-season per Habor County Chamber of Commerce) to build enough overage in high season to offset higher capacity needs during off-season, though our study of Stray Dog and Marina Grand Resort off-season capacities assure us that even 23% off-season is not outsized, especially considering the unique nature of our brewery and pizzeria.

Read Less

Who owns your product/service?

We fully and wholly own the building, grounds, concept, and beer and food there produced. We have filed for trademarks surrounding our name, signature beer lines, and merchandizing.

How do you market your product or service?

One of our owners, John Lustina, is the owner of a 16-year Forrester Top 20 organic search specialist agency that provides SEO, social media, mobile and digital strategy to long-term clients including Four Seasons Hotels and Resorts, Honda, American Express, and QVC. John has built up an invaluable network of clients over the years, including several food service companies and restaurants, including ART Restaurant Seattle, Deca Restaurant + Bar Chicago, and TRIO Restaurant Austin, among many others, whose products he has helped brand, bring to market, and successfully market. We expect that his strategic influence here will be invaluable.

Additionally, the sitelines Beer Church itself affords sitting right in the heart of downtown New Buffalo command attention upon every major entryway into the city. It is in itself a valuable billboard that will be leveraged.

Clearly, this is not just another restaurant. Nor just another another brewery. And not only unique in New Buffalo, but unique in the world. Ultimately word-of-mouth, outdoor and print advertising, Chicago and Detroit radio promotions, and social media will attract new visitors to what will become a new destination in New Buffalo, and the city will also benefit from the additional publicity afforded by the restoration of the historic church building.

Read Less

How do you sell your product or service?

Our Beer Church Brewing Co. concept pours only inside Beer Church proper or outside in good weather in pastoral Beer Church Gardens, keeping the boutique, small batch, fresh, local, and rare libations a destination experience similar to anticipating the blue horizon of Lake Michigan popping into view only as one drives far enough into town (the first contact of which, by chance, happens to begin at the horizon of Beer Church itself). Beer Church visitors will also be allowed to take home cans, bottles, and growlers of beer from a visit, along with logo'd merchandise. Of course, there is business method to such Beer Church rarity: beer is most profitable poured closest to the brewing source. All of our beers are poured for our guests at a target of > 40% margin, tank-to-tulip-glass via this strategy.

Yet, and this is where most craft brewers fail to fully monetize their market potential: Beginning in 2017, we expect that beer will only ever top out at 34% of revenues in a full year of F&B operations at Beer Church. The same captive audience that likely travelled for the boutique, small batch, fresh, local, and rare libations will equally be seduced gastronomically by the boutique, small batch, fresh, local, and rare Neapolitan pizzas cooking in under 90 seconds in the 1000° authentic wood-fired oven to be built by famed Italian pizzaiolo Roberto Caporuscio, he of world-renowned *Keste* on Bleecker St. NYC and *Don Antonio* Atlanta fame—to say nothing of *Serious Pie* Seattle and *The Good Pie* St. Louis, both of which he helped birth in a consulting model similar to what he will undertake with us. Neapolitan style pizza is crafted with the finest ingredients—Caputo flour, San Marzano tomatoes, and buffalo mozzarella cheese. The individual-sized pizzas measure a diameter of 11 inches, are slightly charred which adds a new layer of flavor and texture, and are typically eaten with a knife and fork. Our church ensures a spectacle with roaring fire all day and night juxtaposed by the 7 bbl Brewhouse in the Brewhouse Louvre within view.

There is business acumen in this arrangement as well; we expect our individual-sized-only authentic Neapolitan pizzas will cost $5 to make, and sell for $16, accounting for our highest revenue generator at a consistent 40%, which we project will eclipse the $1M mark alone in the Fall of Year 4. For the sake of efficiency, because it makes business sense, and because they are the same boutique, small batch, fresh, local, and rare ingredients that our customers would want on a small plate, our Small Plate selections will be driven by our current pizza offerings: the burrata made fresh daily in our kitchen, for example, would comprise the cheese for our pizzas but also make for a luxurious Small Plate, swimming in authentic olive oil from our friend Pierluigi's hillside orchard in Tuscany—or, in another example, the Kobe Wagu beef cuts that flavor a Kobe Pizza would also make for a juicy, delectable Small Plate, scorched for a few seconds just prior in the wood-fire—and we expect that our Small Plates will contribute 25% of the revenues at a consistent 50% margin.

The star of the show, however, may always be Beer Church itself. Our location will be the iconic Civil War era church lovingly overlooking downtown New Buffalo, Michigan, its white bell-tower spire unmistakable from all major roads leading into the resort city. Our planned restoration will include A stark juxtaposition will be struck by high-modern, eclectic furnishings to help convey the art that is eating and drinking well.

A most pastoral setting adjacent to the church will become Beer Church Gardens, with the green of the grass shadowed by the freshly whitened exterior of the church, allowing one to refresh oneself outdoors while gazing at the cupola that keeps watch over the lake. Here too a contrast will be provided by high-modern outdoor furnishings upon green grass, complemented by an a modern outdoor bar, and modern outdoor sculptured Brewhouse Louvre.

Read Less

Current Employees 3

Provide detail on your hiring plans

Key members that will be joining the team are a Head Brewer with at least 3 years head brewing experience (greatly surpassed in our recent hire of Nate Peck, announced by the Chicago Tribune) and a seasoned restaurant Executive Chef, and General Manager.

The General Manager will be responsible for the day-to-day operations of the business, including hiring, training, and overseeing the staff, making sure that the restaurant is maintained in proper operating condition and ensuring that things run smoothly when the restaurant is open. The General Manager is also responsible for totaling up the daily receipts, making sure that the restaurant adheres to all legal requirements and communicating with the Owners and CPA. The General Manager will be charged with setting the tone down through all reporting levels of our customer service philosophy, which is led by the "Four Seasons Hotels and Resorts experience," a quality that our owners know well from having worked with the company's management for over 15 years and having visited 32 of their 94 locations worldwide. The Owners will help teach this "deeply instilled ethic of personal service" that finds its ground in The Golden Rule to the General Manager so that together they can make sure it becomes a maxim of Beer Church culture. Compensation will be a salary of $60,000 per year.

The Executive Chef will be responsible for back-of-house operations. This includes hiring and training kitchen staff, creating creative, delectable, and fresh menu items that align with our wood fire and small plate concept, implementing beer pairing, sourcing and purchasing foods and helping evaluate and determine the prices the restaurant should place on its meals. A direct report to the General Manager, compensation will be a salary of $60,000 per year.

The Head Brewer will be completely responsible for the 7 bbl brewery system in the Brewhouse Louvre, managing and conducting the complete brewing process from grinding to filling the fermenters to tracking and recording key measurements during the whole process, yeast management, cellar management, tracking fermentations, filtering, cleaning tanks, ordering supplies, and reporting to appropriate state and government agencies as required. The Head Brewer is charged with continually innovating boutique, small batch, fresh, local, and rare beers that keep each of the 7 taps always full with unique and gourmet beer exceptional experiences. The Head Brewer is an independent direct GM -> Owners report.

Read Less

What is the composition of your current team?

Although we have yet to open we have signed our Head Brewer so that he can begin creating our signature beers and brewing to be ready for September. Along with pursuing GM, Executive Chef, and Day/Night Managers we will also begin ramping up on hourly staff.

Do you have any employment contracts for key personnel?

Signed contract of award-winning Head Brewer Nate Peck is an example of key personnel protections we will require of GM, Executive Chef, and Day and Night Managers to begin.

Privacy between parties precludes us from attaching it here.

Company | Industry | Product | Marketing | Employees | Customers | Location

Do you have current customers?

Although not yet open, we have 500 fans on Facebook begging us to.

Once open, our target ongoing Lifetime Value of a Customer (LTV) is $20.47 per year at full operations in our model, and our Cost to Acquire a Customer (CAC) target thereafter is $5.54, yielding a healthy multiple approaching 4 each year.

Our forecasting model contains several key assumptions unique to our 87,078 beachhead market penetrating Surrounding Northwest Indiana, South Bend, Mishawaka, and Elkhart, as well as follow-on market CHI + DET, primary being that for a beachhead and follow-on of such distance we must only assume a single visit per year in our calculations. Even though this contravenes standard practice of 4X annual repeat visitors in restaurant forecasts, a comfort of conservatism has been baked into all forecasts so that no return visit is required for any segment, including even New Buffalo Residents and New Buffalo Summer home owners. Where there is repetition, which of course we will expect and court, such additional revenues will accrue to balance where we may have unintentionally been off in a particular forecast arena. *This safety net of divisor 4 allows for a first full year guest range of 73,939 ~ 18,485 without appreciably affecting forecasted revenues adversely, although we are quite confident in the top end.*

Additionally, the model assumes that given this single visit forecast by segment, beginning 2017 the purchase matrix includes a single beer, less than half of all guests ordering a pizza, and closer to half of all guests ordering a small plate, yielding an average spend of $20.47 per guest. **This Capture Rate allows for the assumption that while every visit includes a single beer purchase, only every other guest will purchase an individual pizza and a shared small plate.** We feel again here that a conservative safety net has been erected given the expected overage and ultimate repetition of visits over time.

The question is clearly not whether New Buffalo can support its own local brewpub; the question is which brewpub concept is worthy of the massive New Buffalo market potential, and which concept can thus best become the next New Buffalo entertainment icon.

Read Less

Who are your target customers?

Our target will be currently the untapped local New Buffalo craft beer brewery Total Available Market (TAM) of 4,651,913, unique in size in the craft-beer-leading state of Michigan due to its drivable proximity to the adjacent market segments of Northwest Indiana, South Bend, Mishawaka, and Elkhart, yielding an annual Share Of Market (SOM) of 53,001.

Additionally, our 3-way license we hold will allow us to serve those companions of beer lovers who would prefer equally fine wine or spirits.

Further, beer, wine, or spirits, our customers will be drawn to view the spectacle of the pizza and small plate production process fresh from start to finish, culminating in the majesty of the wood fire. They will see the effort, the hand tossed dough, and the fresh ingredients, which go into their pizza or small plates. Our process is made to be watched and experienced where other places simply give you a quick slice or plate. Our process also involves using our inventory efficiently to keep food fresh and freshly prepared while other restaurants use highly processed ingredients, sauce from concentrate and generic recipes, along with frozen dough. During our first year of operations, we will serve an average of 9 pizzas and 11 small plates per hour.

Read Less

Company | Industry | Product | Marketing | Employees | Customers | Location

Status	Owned
Location Type	Special Purpose Space
Comments	We purchased an iconic, historic church overlooking downtown New Buffalo. We are renovating the church to house our brewing operations and retail activity including a beer garden. Its our expectation that phase one of renovations will be complete, initial operations will begin and Beer Church and Beer Church Gardens will be open September 2016.



2-32 S Whittaker St
2-32 S Whittaker St, New Buffalo, MI 49117
Directions
Save
View larger map
El Rancho Grande
2-32 South Whittaker Street
W Buffalo St
E Buffalo
W Merchant St
W Michigan St
E Indiana St
Oink's Dutch Treat
©2016 Google - Map data ©2016 Google
Terms of Use
Report a map error

Management Team



John Lustina

Co-Founder

Background Check ✔ ✉ Message

John Lustina has been the owner and chairman of Intrapromote, a Forrester Top 20 organic search specialist agency that provides SEO, social media, mobile and digital strategy to long-term clients including Four Seasons Hotels and Resorts, Honda, American Express, and QVC, since July of 1999. John has built up an invaluable network of clients over the years, including several food service companies and restaurants, including ART Restaurant Seattle, Deca Restaurant + Bar Chicago, and TRIO Restaurant Austin, among many others, whose products he has helped brand, bring to market, and successfully market.

John's role at Beer Church is to oversee the overall strategic direction and management of the business, a role he has served in since the founding of the business in October 2014. He plans to maintain his position at Intrapromote after Beer Church opens.

Read Less



Jane Simon

Co-Founder

Background Check ✔ ✉ Message

Jane Simon, a legal writing and appellate advocacy professor at Notre Dame Law School since August 2006, brings a legal and business perspective to our venture. Professor Simon has served as legal advisor to numerous start-up companies, including several restaurants and food service companies. She is also the founder of the web-based legal firm, LawWriter, founded in October 2009. LawWriter provides legal writing, estate planning, research and business services to its clients.

Jane's role at Beer Church is to oversee the overall strategic direction and management of the business, a role she has served in since the founding of the business in October 2014. She plans to maintain her positions at LawWriter and Notre Dame Law School after Beer Church opens.

Read Less



Nate Peck

Head Brewer

Our Head Brewer under contract is the award-winning Nate Peck, as first announced by Chicago Tribune Beer Scribe Josh Noel. Nate's popular creations include Peck's Porter and the IPA Reactor, and he is already at work on Beer Church recipes including our first signature beer, Pontius Pilate IPA.

Nate is a born and raised Wisconsinite who started brewing, as most do, by learning to brew at home in his spare time. This only fueled the desire to make a career out of this newly found obsession, and he soon was studying the craft at the famed Siebel Institute in Chicago.

Upon graduating Siebel he started working at Sand Creek Brewery in Black River Falls, Wisconsin, first as a Brewer, quickly promoted to Lead Brewer. Within 5 years he would be named Head Brewer at startup Tapistry in Bridgman, Michigan, where he would become a force to be reckoned with in the brewing industry.

At Tapistry he won a bronze medal in the Robust Porter category at The Great American Beer Festival for his Peck's Porter and quickly followed with the smash hit, widely-distributed IPA Reactor, and then Mr. Orange, and for the next 3 years further refined his brewing knowledge and techniques with a bevy of creative releases.

Having spent the last year working as Michigan Mobile Canning's Michigan Regional Manager, a brief respite from brewing which allowed him to can beer all over that great state, making great relationships with many in the industry along the way, Nate realized he that he was missing his true passion, brewing, and was ready for an ACT II where he vows to "Make the best beer in Michigan."

Beer Church Brewing Co. is thrilled to have Nate in the house (or rather Church), and excited to be turning his beer artistry loose again on the state of Michigan!

Read Less

Partners & Providers

Lee Companies

LEE Companies has been minimizing costs, maximizing quality, and optimizing schedules for commercial building and remodeling clients, from initial planning through final close-out, for over forty years. To see some of their multiple LEED Award-winning projects they have led, from Airport Hangars to Aquatoriums to Park Pavilions, visit http://leecompanies.net/.

Offering Information and Disclosures

This business is conducting an offering of securities in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

The offering is being conducted through Localstake Marketplace, LLC, a registered broker dealer and funding portal, and a member of FINRA and SIPC. Check the background of this firm on FINRA's BrokerCheck (CRD #162726, SEC File # 008-69063).

Please review the Offering Materials for a full description of the risks to be considered when assessing an investment in this business. Also, review our Risks of Investing before making an investment decision.

localstake

Member FINRA | SIPC

Business Continuity Plan

Use of this site constitutes your consent to our Privacy Policy and Terms of Use

Check the background of this firm on FINRA's BrokerCheck

How to Invest

- Discover Investments
- How it Works
- Investing Options
- Risks
- Investing FAQ

Raise Funding

- Process
- Features and Pricing
- Create Fundraising Plan
- Fundraise FAQ

Stay Connected

- Contact Us
- Localstake Team
- twitter
- facebook
- LinkedIn

GODADDY VERIFIED & SECURED VERIFY SECURITY

© Localstake, LLC 2016. All rights reserved.

Get in touch with customer support: Send a message support@localstake.com

Localstake.com is a website operated by Localstake Marketplace LLC and its affiliates, Localstake LLC and Stake Management LLC ("Localstake"). Securities are offered through Localstake Marketplace, LLC, a registered broker dealer and funding portal, and member FINRA / SIPC . Stake Management LLC is not a broker dealer and is registered in a limited number of states as a web site operator. By accessing this site and any pages thereof, you agree to be bound by our Privacy Policy and Terms of Use .

Localstake does not provide legal advice, tax advice, or make investment recommendations, and no communication through this website or in any other medium should be construed as such. Investment opportunities posted on this website are private placements of securities. Private placement investments are NOT bank deposits (and thus NOT guaranteed or insured by the FDIC, by a bank, or by any other federal governmental agency), and are NOT guaranteed by Localstake Marketplace LLC or any of its affiliates, owners, managers or members. Private placements of securities such as those displayed on this website MAY lose value. There is NO guarantee of a return on your investment and investors must be able to afford the loss of their entire investment. Neither the Securities and Exchange Commission (SEC) nor any federal or state securities commission or regulatory authority has recommended or approved any investment or the accuracy or completeness of any of the information or materials provided by or through this website.

Any financial projections or returns shown on the website are illustrative examples only. Any investment information contained herein has been secured from sources Localstake believes are reliable, but we make no representations or warranties as to the accuracy of such information and accept no liability therefor. Offers to sell by Localstake Marketplace LLC, or the solicitations of offers to buy by Localstake Marketplace LLC, any security are only made through official offering materials that contain important information about risks, fees and expenses. Investors should conduct their own due diligence, not rely on the financial assumptions or estimates displayed on this website, and are encouraged to consult with a financial advisor, attorney, accountant, and any other professional that can help to understand and assess the risks associated with an investment opportunity. Please review the risks of investing in private placements on Localstake.

Leave a Message

Beer Church Video Transcript

Description: News video outlining the planned buildout of Beer Church brewery.

Transcript:

Brian (Newscaster): Notre Dame professor and investor wants to convert the oldest church in New Buffalo into a high-end brewery and pizzeria. ABC 57's Alexandra Koehn talked with the potential owner, who's initial plan would put $1 million into this project, now Alexandra it looks like a beautiful church there behind you. Do investors want to preserve it?

Alexandra (Reporter): Brian the investor I talked to you tells me preserving this church behind me is her main priority, so that is why she is working with a local architect and today that architect showed me the blueprints.

William (Architect): It was an old Methodist Church, it was built in 1861 around the Civil War, and we're going to convert the first floor into dining and brewing. The kitchen will be in the basement. The owners are going to be living next door, in the single-family house. The other thing they wanted was an outdoor garden.

Alexandra (Reporter): The pulpit inside this Methodist Church on South Whitaker street in downtown New Buffalo could soon be switched out for a wood-fire Neapolitan pizza oven. It's a dream project for a Notre Dame Law professor and her partner, who have travelled around the world to various breweries and pizzerias, in hopes of one day running their own.

Jane (Owner): We're trying to model the very best of those kinds of businesses and bring it to New Buffalo, so it will be high-quality, kind of small-batch brewing and really high quality pizzas.

Alexandra (Reporter): Jane Simon currently lives in Valparaiso, but she would move to this home next to the church if the deal goes through. Union Pier architect, William McCollum says they plan on restoring the original woodwork and importing stained glass windows from Europe.

William (Architect): If we look inside here you can see all the original wood trusses, so what we're planning to do is sandblast all of these and build a new roof structure above here.

Alexandra (Reporter): The hopeful owner is proposing this $1 million site plan to the New Buffalo Commission on Tuesday night. Simon says they would bring 25 to 30 jobs to the area, something the community is really excited about.

Alexis (Bystander): They need something else downtown here, I feel, because you've got a couple of regular bars that have been here for a while, but it would be something fresh and bring a fresh idea to the community.

Alexandra (Reporter): Tomorrow night at 6:30 the architect and those potential owners are presenting the site plan to the Planning Commission at 6:30, so far they tell me they have not picked a name for the brewery, but they have several groups who are helping them pick one. Reporting live in downtown New Buffalo, Alexandra Koehn, ABC 57 news.